Minn-Dak Farmers Cooperative
 7525 Red River Road
Wahpeton, ND 58075
(701) 642-8411

February 22, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Raj Rajan, Senior Staff Accountant
Brian K. Bhandari, Branch Chief
Tia Jenkins, Senior Assistant Chief Accountant

Re:	Minn-Dak Farmers Cooperative
Form 10-K/A for the Fiscal Year Ended August 31, 2010
Filed on December 9, 2010
File No. 033-94644

Ladies and Gentlemen:

As requested, we are responding to your letter dated February 7, 2011. For convenience and clarity, we have set forth the text of your comment below, with our response immediately following.

Form 10-K/A for the Fiscal Year Ended August 31, 2010

General

1.

We note you amended your Form 10-K to correct a typographical error in your balance sheet. We also note that your amended Form 10-K solely includes a balance sheet. Please be advised that the complete text of each revised item must be provided in amended Exchange Act reports. As such, it appears that your filing should be revised to provide each of the disclosures required by Item 8 of Form 10-K. Refer to Exchange Act Rule 12b-15.

Response:

Concurrently with the filing of this response, we have filed an Amendment No. 2 on Form 10-K/A for the fiscal year ended August 31, 2010 to include all of the disclosures and information required by Item 8 of Form 10-K.

In response to your request, by this letter the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

● Page 2	February 21, 2011

Please contact Steven M. Caspers at (701) 642-8411 if you have any questions or comments with respect to this response letter or the Form 10-K/A filing.

Sincerely,

Minn-Dak Farmers Cooperative

/s/ Steven M. Caspers

Steven M. Caspers, Chief Financial Officer